UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

Commission File Number 001-31269

ALCON, INC.
(Translation of registrant's name into English)

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
 41-41-785-8888
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F	x	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	No	x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

Attached as Exhibit 99.1 is the press release issued on July 26, 2010 by the Independent Directors Committee of the Board of Directors of Alcon, Inc. that has been studying/evaluating the Novartis proposal to acquire the publicly-traded shares of Alcon. This press release contains several financial measures to assist in a better understanding of the business that are not prepared in accordance with generally accepted accounting principles (GAAP). These non-GAAP financial measures were represented and reconciled in the press release of second quarter 2010 results issued by Alcon Inc. on July 26, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date:	July 27, 2010	By:	/s/ Martin Schneider
Name: Martin Schneider
Title: Attorney-in-Fact

Date:	July 27, 2010	By:	/s/ Stefan Basler
Name: Stefan Basler
Title: Attorney-in-Fact